Exhibit 99.105

i-80 Gold Drilling Returns Best Intercept To-Date in the South Pacific Zone at
Granite Creek 16.3 g/t Au over 15.7m and 33.7 g/t over 3.7m in hole iGS21-18

Reno, Nevada, May 3, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce results from the final hole drilled in the Phase 1, 2021, surface drill program focused on delineating the high-grade “South Pacific” extension horizon at the Company’s Granite Creek Property (“Granite Creek” or “the Property”) located in Humboldt County, Nevada.

The South Pacific Zone (“SPZ”) is a new zone of high-grade gold mineralization located immediately north of the underground mine workings at Granite Creek (see Figure 1). In 2021, sixteen (16) holes were drilled to test the SPZ (including one hole that was abandoned prior to reaching target depth), successfully defining multiple fault structures that are demonstrating continuity of mineralization over a strike length of approximately 600 metres and a dip length of approximately 250 metres that remains wide open for expansion along strike and at depth. Hole iGS21-18 was drilled in the southern portion of the horizon, closer to the underground workings, and as in several previous holes returned impressive gold grades and widths of mineralization in multiple horizons.

Highlight results from hole iGS21-18 in the South Pacific Zone (and adjacent horizons):

•	16.3 g/t Au over 15.7 m (0.48 oz/ton Au over 51.5 feet)
•	33.7 g/t Au over 3.7 m (0.98 oz/ton Au over 12.0 feet)

The SPZ is the priority target of the ongoing surface drill program at Granite Creek and will be included in a resource update following the 2022 program. SPZ consists of multiple subvertical fault structures located within both the Upper and Lower Comus rock units that appear to trend north to northeast (see Figures 1 and 2). Continued step-out drilling to expand mineralization both along strike and at depth is being completed in 2022. Table 1 provides a complete summary of results from drilling in the SPZ in 2021.

“When combined with the Ogee Zone, that is the focus of underground drilling at Granite Creek, we are extremely excited by the results to-date in the South Pacific Zone that confirm the significant upside opportunity”, stated Tyler Hill, Senior Geologist of i-80. “Drilling in 2022 will continue to step-out along strike and at depth to further expand the mineralized envelope, while at the same time, we are extending the decline to expedite development and mine planning of the SPZ.”

High-grade mineralization at Granite Creek occurs in a near-identical geological setting as that at the multi-million-ounce Turquoise Ridge Mine located immediately to the north (see Figure 3); proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings.

Table 1 - Summary Assay Results from 2021 Surface Drilling in SPZ

2021 Drill Results from Granite Creek, estimated true widths 60-90%
Drillhole ID	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGS21-01	Core	386.6	392.7	6.1	12.8
iGS21-03	Core	391.4	398.5	7.1	16.3
iGS21-04	Core	288.0	289.6	1.5	37.36
And	Core	326.3	329.8	3.4	16.4
And	Core	336.7	337.9	1.2	44.14
And	Core	468.3	478.5	10.2	14.7
iGS21-05	Core	398.4	403.7	5.3	16.5
And	Core	444.7	451.4	6.7	5.1
iGS21-06	Core	418.5	422.1	3.6	1.8
iGS21-07	Core	352.0	355.9	3.8	17.2
And	Core	368.1	371.6	3.4	22.0
iGS21-08	Core	356.2	360.9	4.8	8.0
And	Core	419.7	423.5	3.8	10.5
And	Core	517.6	522.1	4.6	6.3
And	Core	535.5	537.5	2.0	11.9
iGS21-09	Core	390.1	391.5	1.4	6.2
And	Core	422.5	423.5	1.1	5.9
iGS21-10	Core	424.6	428.8	4.2	17.2
And	Core	433.1	434.0	0.9	12.6
iGS21-11	Core	416.4	417.6	1.2	9.7
And	Core	436.5	442.0	5.5	25.5
iGS21-12	Core	389.5	391.1	1.5	5.4
And	Core	441.8	451.0	9.1	11.0
Including	Core	442.6	448.1	5.5	15.5
iGS21-16	Core	357.5	358.4	3.0	8.7
And	Core	364.8	365.8	1.0	51.5
And	Core	381.3	383.4	2.1	13.8
And	Core	395.3	397.5	2.2	25.2
And	Core	477.6	479.5	1.8	9.0
iGS21-17	Core	388.5	391.4	2.9	6.1
And	Core	413.5	416.0	2.5	9.9
iGS21-18	Core	264.3	265.7	1.4	11.3
And	Core	267.6	269.4	1.9	6.7
And	Core	305.1	308.8	3.7	33.7
And	Core	454.9	470.6	15.7	16.3
iGS21-19	Core	322.9	326.9	4.0	9.7
And	Core	355.1	365.3	10.0	10.2
And	Core	372.6	378.3	5.6	13.7
And	Core	413.5	416.0	10.5	15.3
iGS21-20	Core	338.6	343.4	4.7	13.7
And	Core	370.3	373.4	3.0	17.6

Table 1a - Collar Coordinates for all 2021 holes drilled in SPZ
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGS21-01	478579	4554235	1466	308	-46
	iGS21-03	478323	4554119	1556	352	-55
	iGS21-04	478323	4554116	1556	340	-64
	iGS21-05	478327	4554119	1554	351	-59
	iGS21-06	478325	4554119	1554	338	-59
	iGS21-07	478541	4554160	1472	315	-46
	iGS21-08	478541	4554161	1472	311	-48
	iGS21-09	478578	4554235	1466	315	-45
	iGS21-10	478579	4554416	1550	280	-67
	iGS21-11	478579	4554414	1550	286	-73
	iGS21-12	478580	4554411	1549	265	-67
	iGS21-16	478545	4554162	1472	302	-52
	iGS21-17	478596	4554486	1552	270	-60
	iGS21-18	478346	4554164	1556	306	-69
	iGS21-19	478347	4554164	1557	340	-71
	iGS21-20	478347	4554164	1557	323	-58

Figure 1 - Long Section View

Figure 2 - Oblique Surface Plan View

Figure 3 - Property Location Map

The Granite Creek Property is strategically located proximal to Nevada Gold Mines’ Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada.

Investor Day Webcast & Conference Call - May 10, 2022

The Company will host an Investor Day presentation in person at the Toronto Board of Trade on May 10, 2022, commencing at 4:30 pm EDT, providing the opportunity for shareholders, analysts and investors to learn more about the Company’s growth plans and ask questions of i-80 Gold’s executive team. A live conference call and webcast will also be available to those that are unable to attend in person. Details of the conference call and webcast can be found below.

Conference Call

North American Toll-free: 1-888-204-4368

Confirmation #: 3896886

Webcast Link

Click HERE to access the webcast or visit our website at www.i80gold.com.

Conference Call Replay

A recording of the call can be accessed until May 17, 2022.

North American Toll-free Replay: 1-888-203-1112

Replay Code: 3896886

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is ISO 9001 and 17025 certified and accredited laboratories, independent of the Company. Samples submitted through ALS are run through standard prep methods and analyzed using Au-AA23 (Au; 30g fire assay) and ME-ICP41 (35 element suite; 0.5g Aqua Regia/ICP-AES) for ALS. ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp’s QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tim George, PE, Mine Operations Manager, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio to complement existing gold production from the Ruby Hill open pit.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.